SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 29, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 29, 2014.

Buenos Aires, April 29th 2014

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that the Shareholders' Meeting held on the date hereof resolved to distribute as cash dividend to the Shareholders up to the amount of AR $596,254,288.56, which amount represents AR $1.02 per outstanding share, deducting the applicable Income Tax withholdings. The above mentioned Shareholders' Meeting further authorized the Board of Directors to make available to the Shareholders the cash dividend in proportion to their shareholdings upon receipt of the relevant authorization from the BCRA (Central Bank of the Republic of Argentina).

The effective payment of the dividend approved on the date hereof is subject to the authorization of the Central Bank of the Republic of Argentina, which has not yet been granted.

The total amount of dividends to be distributed to the Shareholders derives from income for the fiscal year 2010 for an amount of AR $550,000,000 and from income for the fiscal year 2011 for an amount of AR $ 46,254,288.56.

The above described distribution is not subject to the 35% withholding provided for in the provisions added after section 69 of the Income Tax Law, since the distributed dividends do not exceed the income determined according to the general rules of such Income Tax Law. At the time the dividend approved on the date hereof is made actually available to the Shareholders, such amounts payable to the Shareholders shall be deducted the relevant Income Tax withholdings under Law 26893, as applicable.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 29, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director